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                               May 25, 2023

       Julie Ryan
       Vice President, Finance
       GH Research PLC
       Joshua Dawson House
       Dawson Street
       Dublin 2
       D02 RY95
       Ireland

                                                        Re: GH Research PLC
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            Filed March 9, 2023
                                                            File No. 001-40530

       Dear Julie Ryan:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year Ended December 31, 2022

       Exhibits 13.1 and 13.2, page 157

   1. These exhibits refer to the annual report on Form 20-F for the year ended December 31,
                                                        2021. In a full amended
filing, please provide corrected certifications pursuant to Section
                                                        906 of the
Sarbanes-Oxley Act of 2002 that refer to the fiscal year ended December 31,
                                                        2022, along with
currently dated certifications pursuant to Section 302 of the Act.
       Consolidated statement of comprehensive income, page F-4

   2. In future filings, please present your loss per share to the nearest cent so as not to imply more precision than
exists in this calculation.
 Julie Ryan
GH Research PLC
May 25, 2023
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Gary Newberry at (202) 551-3761 or Daniel Gordon, Senior Advisor, at
(202) 551-3486 with any questions.



FirstName LastNameJulie Ryan                              Sincerely,
Comapany NameGH Research PLC
                                                          Division of
Corporation Finance
May 25, 2023 Page 2                                       Office of Life
Sciences
FirstName LastName